EXHIBIT 99.3

MAG Silver Reports First Quarter Financial Results

VANCOUVER, British Columbia, May 15, 2018 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX:MAG) (NYSE AMERICAN:MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three months ended March 31, 2018. For details of the March 31, 2018 unaudited condensed interim consolidated Financial Statements and Management's Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

2018 FIRST QUARTER HIGHLIGHTS

  A National Instrument 43-101 Amended and Restated Technical Report documenting the updated Minera Juanicipio Mineral Resource and associated preliminary economic assessment (the “2017 PEA”) was filed on SEDAR in January 2018.

  Base Case (1) highlights (Juanicipio Project 100% basis) as follows:
    Low AISC of $5.02/ounce (“oz”) of silver over an initial 19 years of mine-life;
    Process plant ramp up to a throughput rate of 1.4 million tonnes/year (4,000 tpd);
    Payable production of 183 million oz of silver over life of mine, and on a silver equivalent basis 352 million oz(1);
    Base case pre-tax IRR 64.5%; after tax IRR 44.5%;
    Base case pre-tax Net Present Value (“NPV”) at a 5% discount rate of $1.86 billion; after tax NPV of $1.14 billion;
    Initial capital costs on 100 % basis as of January 1, 2018 of $360 million (“M”) (MAG’s 44% $158.4 M);
    Accelerated early silver flow gives less than a 2-year payback from plant startup.

(1) Base Case metal prices of $17.90/oz for silver; $1250/oz for gold; $0.95/pound (“lb”) for lead and $1.00/lb for zinc. Projected Silver Equivalent calculated using the Base Case metal recoveries and Base Case metal prices.

  Underground work on the project has intensified resulting in the highest development rate to date achieved in the quarter ended March 31, 2018.

  Advanced draft of an independent feasibility study prepared by AMC currently under review by both partners and completion expected in the 2nd quarter of 2018.

  Formal Minera Juanicipio and respective Joint Venture partner Board approvals expected upon completion of the feasibility study.

  Exploration drilling now utilizing directional drilling to infill and expand the Deep Zone (assays pending).

  Company is well funded with cash and cash equivalents totaling $152,692 as at March 31, 2018.

George Paspalas, President and CEO, commented, “The Juanicipio Project progresses well, with development rates increasing significantly last year and continuing into 2018.  With the advanced draft joint venture feasibility study in hand, we look forward to its finalization and formal project approval.  On the exploration front, the use of directional drilling is proving to be very beneficial with target accuracy improving at depth as we infill and expand the Deep Zone, while other ‘greenfield’ exploration targets have been identified, together with Fresnillo, on the Joint Venture Property.”

Juanicipio Project Update

Underground development continues at increased development rates, with emphasis on: the ramp twinning; the continuation of the three internal ramps at depth designed to provide additional stope access within the mine; the development of the conveyor to surface ramp; and the excavation of the underground crusher chamber. Exploration drilling currently continues under the 20,000-metre program approved in 2017, with five drill rigs on site, four drilling from surface and one from underground (all assays pending).  Directional drilling is now being utilized to infill and expand the Deep Zone, which remains open to depth and laterally along its entire strike length to the Joint Venture boundary in both directions.  This specialized equipment enables drilling a series of precisely aimed and angled deflection holes off of a single “mother hole” drilled to 800-1,000 metres of depth.  This method of more efficient drilling results in fewer lost holes, dramatically improves the precision of deep drilling and provides for significantly improved accuracy in grid drilling on the 100 x 100 metre pattern required for Indicated Resource definition.

An independent feasibility study is required by the Minera Juanicipio Shareholders’ Agreement in order to make a formal production decision on the project.  AMC Mining Consultants (Canada) Ltd. was therefore commissioned by Minera Juanicipio in 2017 to prepare the feasibility study and its completion is expected in the second quarter of 2018.  An advanced draft is currently under review by both partners.  By regulatory definition, a feasibility study cannot include Inferred Mineral Resources in the mine plan.  The feasibility study is therefore only based on Minera Juanicipio’s Indicated Mineral Resources and will also include more detailed engineering.  These factors may lead to changes in the project’s scope as compared to that in the 2017 PEA.  Without Inferred Mineral Resources in the mine plan, the feasibility study will reflect a shorter mine life than envisioned in the 2017 PEA and the study is expected to contain an incremental increase in the estimated initial capital cost.  With these and other possible scope changes, the project’s modeled economics are expected to decrease as compared to those in the 2017 PEA.

Upon completion of the feasibility study, Minera Juanicipio is expected to present the study to both its Board and the respective Joint Venture partner Boards for formal development approval.  Although there is no certainty a production decision will be made, Fresnillo has publicly advised that it expects Minera Juanicipio to be in production by the first half of 2020, which is consistent with the timeline to production in the 2017 PEA.

FINANCIAL RESULTS – THREE MONTHS ENDED MARCH 31, 2018

As at March 31, 2018, the Company had working capital of $152,864 (March 31, 2017: $133,638) including cash and cash equivalents of $152,692 (March 31, 2017: $132,422 cash, cash equivalents and term deposits).  The Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  The Company makes cash advances to Minera Juanicipio as 'cash called' by the operator, Fresnillo, based on approved joint venture budgets. In the quarter ended March 31, 2018, the Company funded advances to Minera Juanicipio, which combined with MAG's Juanicipio expenditures on its own account, totaled $5,767 (March 31, 2017: $4,378).

The Company’s net income for the three months ended March 31, 2018 was $183 or $0.002/share compared to a net loss of $312 (or $(0.004)/share) in the comparable prior period.  The income in the current quarter is primarily because of a significant deferred tax recovery of $1,198 (March 31, 2017: $589) related to the impact of foreign exchange on Mexican tax attributes (resulting from the Peso strengthening against the $US in period).  The deferred tax recovery is a non-cash item and will only be realized once the Company’s exploration properties are developed and in production.

In other income and expenses for the quarter ended March 31, 2018, the Company earned interest income on its cash and cash equivalents of $682 (March 31, 2017: $362). The Company also recorded an unrealized loss of $470 (March 31, 2017: $20) on warrants held and designated as fair value through profit and loss.

Qualified Person - Unless otherwise specifically noted herein, all scientific or technical information in this news release, including assay results and reserve estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”).  Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

About MAG Silver Corp. (www.magsilver.com)
MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in partnership with Fresnillo Plc (56%) and is located in the Fresnillo Silver District in Mexico, the world’s premier silver mining camp.  We are presently developing the underground infrastructure on the property, under the operational expertise of our joint venture partner, Fresnillo plc, to support an expected 4,000 tonnes per day mining operation.  As well, we have an expanded exploration program in place investigating other highly prospective targets across the property.  In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. All statements in this release, other than statements of historical facts are forward looking statements, including the anticipated time and capital schedule to production; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, IRR and mine plan; expected upside from additional exploration; expected capital requirements; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; differing results and recommendations in the Feasibility Study; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the PEA; and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this release, except as required by law.

This news release presents certain financial performance measures, including all in sustaining costs (AISC), cash cost and total cash cost that are not recognized measures under IFRS. This data may not be comparable to data presented by other silver producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing comparisons between periods. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This news release contains non-GAAP financial performance measure information for a project under development incorporating information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.